Exhibit 99.2

NEWS RELEASE – REGULATED INFORMATION
INSIDE INFORMATION
FEBRUARY 3, 2023, 8:00 am ET/ 14:00 CET

MDxHealth Announces Pricing of Offering of ADSs
in the United States

IRVINE, CA, and HERSTAL, BELGIUM – February 3, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH) (“mdxhealth” or the “Company”), a commercial-stage precision diagnostics company, today announced that it has priced a registered public offering of 10,000,000 American Depositary Shares (“ADSs”) (each representing 10 ordinary shares of the Company without nominal value) (the “Offering”) at a price to the public of USD 4.00 per ADS1 for total gross proceeds of USD 40.0 million2 before deducting commissions and estimated offering expenses. In connection with the Offering, mdxhealth has granted the underwriters a 30-day option to purchase 1,500,000 additional ADSs, on the same terms and conditions.

The closing of the Offering is expected to occur on February 7, 2023, subject to the satisfaction of customary closing conditions. The new shares underlying the offered ADSs will have the same rights and benefits as, and rank pari passu in all respects, including as to entitlement to dividends and distributions, with, the Company’s existing and outstanding ordinary shares and will be entitled to distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

Mdxhealth intends to use the net proceeds from the Offering for general corporate and working capital purposes, including to fund product development efforts and commercial activities.

Cowen and Company, LLC and William Blair & Company, L.L.C. are acting as joint book-running managers, BTIG, LLC is acting as lead manager and KBC Securities USA LLC is acting as co-manager for the Offering.

The ADSs described above are being offered by mdxhealth pursuant to a registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). A preliminary prospectus supplement relating to the Offering has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy securities of the Company nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification or publication of an offering prospectus under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities, if at all, has been or will be made in accordance with the registration requirements of the United States Securities Act of 1933 and the European Prospectus Regulation (Regulation (EU) 2017/1129), as relevant.

Copies of the preliminary prospectus supplement, and accompanying base prospectus relating to this offering, may be obtained from Cowen and Company, LLC, 599 Lexington Avenue, New York, NY 10022, by email at Prospectus_ECM@cowen.com or by telephone at (833) 297-2926 and William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago, IL 60606, or by telephone at (800) 621-0687, or by email at prospectus@williamblair.com.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

[1]	Equivalent to a price of EUR 3.64 per ADS, assuming an exchange rate of EUR 1 = USD 1.0988 as published by the European Central bank on February 2, 2023.

[2]	Equivalent to an amount of EUR 36.4 million, assuming an exchange rate of EUR 1 = USD 1.0988, as published by the European Central bank on February 2, 2023.

IMPORTANT INFORMATION

This press release contains forward-looking statements regarding the expected closing of the Offering and the intended use of proceeds from the Offering. The Offering is subject to market and other conditions and there can be no assurance as to whether or when the offering may be completed. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including those risks disclosed in the section “Risk Factors” included in the preliminary prospectus supplement for the offering. The Company cautions readers not to place undue reliance on any forward-looking statements. The Company expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of mdxhealth in any jurisdiction. No securities of mdxhealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. Belgian investors, other than qualified investors within the meaning of Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “Prospectus Regulation”), will not be eligible to participate in the Offering (whether in Belgium or elsewhere). The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area, persons falling within the meaning of Article 2(e) of the Prospectus Regulation, and in the United Kingdom, investment professionals falling within article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within article 49 (2), (a) to (d) of the Order and other persons to whom it may lawfully be communicated.

Subject to completion of the Offering, a prospectus will be prepared by mdxhealth in accordance with Article 3 of the Prospectus Regulation for the purpose of having the new shares that will be represented by ordinary shares admitted to trading on the regulated market of Euronext Brussels, unless an exemption is available.